Filed Pursuant to Rule 433

Registration No. 333-40876

December 11, 2006

PRICING TERM SHEET

Issuer:	Sunoco, Inc.

Principal Amount:	$400,000,000

Title of Securities:	5.750% Notes due 2017

Trade Date:	December 11, 2006

Original Issue Date (Settlement Date):	December 14, 2006

Maturity Date:	January 15, 2017

Yield to Maturity:	5.798%

Spread to Benchmark Treasury:	128 basis points

Benchmark Treasury:	4.625% due November 15, 2016

Benchmark Treasury Price and Yield:	100-27 /4.518%

Public Offering Price (Issue Price):	99.629%

Interest Rate:	5.750% per annum

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2007

Redemption Provision:	Make-whole call at the Treasury Rate plus 25 basis points

Anticipated Ratings:	Baa2/BBB/BBB (Moody’s/S&P/Fitch)

CUSIP/ISIN:	86764P AD 1 / US86764PAD15

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Senior Co-Managers:	Barclays Capital Inc., Banc of America Securities LLC, Lazard Capital Markets LLC

Co-Managers:	Calyon Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Greenwich Capital Markets Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., Lehman Brothers Inc., Mellon Financial Markets, LLC, PNC Capital Markets, Inc., Piper Jaffray & Co., Scotia Capital (USA) Inc., SunTrust Capital Markets, Inc., UBS Securities LLC, Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. at 1-888-858-5407 or (ii) J.P. Morgan Securities Inc. at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.